                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 12)*



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                                NOVEMBER 17, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



                         (Continued on following pages)

-----------------------
CUSIP No. 422317 10 7                  13D
===============================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS
                          WC
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.   SHARED VOTING POWER
                             44,044,911
                 ---------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                             44,044,911
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          44,044,911
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    82.97%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
                          CO
===============================================================================

-----------------------
CUSIP No. 422317 10 7                  13D
===============================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST CORPORATION
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS
                          WC
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.   SHARED VOTING POWER
                             44,044,911
                 ---------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                             44,044,911
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          44,044,911
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    82.97%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
                          CO
================================================================================

-----------------------
CUSIP No. 422317 10 7                  13D
===============================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS
                          WC
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                          CALIFORNIA
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8.   SHARED VOTING POWER
                             44,044,911
                 ---------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                             44,044,911
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          44,044,911
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    82.97%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
                             OO (Testamentary Trust)
===============================================================================

                                  SCHEDULE 13D


      This Amendment No. 12 which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $9,952,364.05. Hearst Broadcasting used its working capital to make such purchases.


ITEM 4. PURPOSE OF THE TRANSACTION.

      Hearst Broadcasting purchased the additional Securities reported in Item 5(c) of this Statement in order to increase its equity interest in the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) As of November 24, 1998 the Reporting Persons own 2,746,263 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer. Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 44,044,911 shares of Series A Common Stock and Series B Common Stock (the "Securities"). The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 82.97% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Person by the Issuer.

      (c) Since filing Amendment No. 11 to the Statement on October 23, 1998, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:


             DATE      # OF SHARES    PRICE PER SHARE         COST
             ----      -----------    ---------------         ----
           11/11/98        6,200         $28.4977        $  176,685.50
           11/12/98        4,400          28.6025           125,851.00
           11/13/98        7,200          28.6467           206,256.75
           11/16/98       55,200          28.5877         1,578,039.25
           11/17/98       47,600          28.2033         1,342,479.00
           11/18/98       89,770          27.7386         2,490,099.55
           11/19/98      105,000          26.9775         2,832,637.50
           11/20/98        4,600          27.5536           126,746.50
           11/23/98       36,900          27.8137         1,026,326.00
           11/24/98        1,700          27.7900            47,243.00
                          ------                         -------------
              TOTAL      358,570                         $9,952,364.05
                         =======                         =============

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 25, 1998



                                      HEARST BROADCASTING, INC.


                                      By:    /s/ Jodie W. King
                                          -----------------------------
                                          Name:  Jodie W. King
                                          Title:  Vice President

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 25, 1998



                                      THE HEARST CORPORATION


                                      By:  /s/ Jodie W. King
                                          -----------------------------
                                         Name: Jodie W. King
                                         Title: Vice President

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 25, 1998



                                      THE HEARST FAMILY TRUST


                                      By:   /s/    Victor F. Ganzi
                                            ----------------------------------
                                            Name:  Victor F. Ganzi
                                            Title: Trustee